April 3, 2019

Mr. Jeffrey Long

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:	Ultimus Managers Trust (the “Trust”) – File Nos. 811-22680, 333-180308

Dear Mr. Long:

You recently provided oral comments relating to the review by the staff of the Securities and Exchange Commission of certain annual shareholder report filings for the following series portfolios of the Trust:

•	Waycross Long/Short Equity Fund (the “Waycross Fund”)
•	Ladder Select Bond Fund (the “Ladder Fund”)
•	HVIA Equity Fund (the “HVIA Fund”)
•	Wavelength Interest Rate Neutral Fund (the “Wavelength Fund”)

This letter responds to those comments. For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below each such comment.

Comments Pertaining to the HVIA Fund and the Ladder Fund

1.	Comment: For the Investor Class Shares of the HVIA Fund and the Advisor Class Shares of the Ladder Fund, the numerical expense limitation appears to contemplate that share class’ Rule 12b-1 fee, but the narrative language of the disclosure indicates that the Rule 12b-1 fee is not included in the expense limitation calculation. Please clarify.

Response: The Trust confirms that, for each applicable Fund and share class, the Fund’s investment adviser does not reimburse that Fund for amounts payable pursuant to a plan adopted in accordance with Rule 12b-1 under the Investment Company Act of 1940, as amended.

The Trust represents that, in future filings, the narrative disclosures regarding expense limitation agreements for each applicable Fund and share class will clarify that expense limitation calculations are not exclusive of 12b-1 fees.

Comments Pertaining to the Waycross Fund

2.	Comment: The Waycross Fund appears to engage in a significant amount of short sales, which would typically result in a statement of cash flows. Considering FASB ASC 230, please explain why the Waycross Fund did not issue a statement of cash flows for its most recent fiscal year end.

Response: The Trust respectfully notes that the Waycross Fund met the exemption allowed by FASB ASC 230-10-15-4, under which an investment company need not provide a statement of cash flows, so long as the following conditions were met:

•	During the period, all of the fund’s investments were carried at fair value and classified as Level 1 in accordance with FASB ASC 820;
•	The fund had no debt outstanding during the period; and
•	The fund provided a statement of changes in net assets.

The Trust represents that each of these conditions were met for the Waycross Fund for the relevant period.

Comments Pertaining to the Wavelength Fund

3.	Comment: The Wavelength Fund appears to be operating as a “Fund of Funds.” Please consider adding disclosure to more clearly indicate that the Wavelength Fund’s portfolio predominantly holds other investment companies.

Response: The Trust respectfully notes that the Wavelength Fund’s prospectus dated September 28, 2018 explains, on pages 5 and 15, that:

“At times, a large portion of the Fund’s portfolio may be invested in ETFs.”

Nonetheless, the Trust represents that, in future filings, it will insert additional narrative disclosure to more clearly indicate that the Wavelength Fund’s portfolio may predominantly hold other investment companies, and that, during such times, it could be considered a “Fund of Funds.”

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If you have any questions or additional comments, please call Matthew J. Beck at (513) 869-4327, or e-mail him at mbeck@ultimusfundsolutions.com.

Sincerely,

/s/ Jennifer L. Leamer
Jennifer L. Leamer
Treasurer, Ultimus Managers Trust

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